Mail Stop 4561

September 29, 2006

Tim Fernback
Chief Financial Officer
Upstream Biosciences Inc.
570 West 7th Avenue, Suite 100
Vancouver, BC V5Z 4S6

      Re: **Upstream Biosciences Inc.**
                Preliminary Proxy Materials on Schedule 14C
                File No. 0-50331
                Filed September 22, 2006

Dear Mr. Fernback:

      This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

1.   We note that, subsequent to your board of directors' approval of the amendments, the holders of the majority of the outstanding shares of your company gave you their written consent to the amendments. Please identify the holders of the majority of the outstanding shares that gave their consent, including the aggregate shares held by these holders, and revise your Schedule 14C to include this information, including the percentage of class held by the principal shareholders on pages 2 and 3.

2.   We note that you are amending your articles of incorporation to create 100,000,000 Preferred Shares in the capital of your company. Please expand your disclosure to provide information required by Item 11 of Schedule 14A.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Jennifer Gowetski at (202) 551-3401, or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel